SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              MAY & SPEH, INC.
        ------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, Par Value $0.01 per Share
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                577777 10 5

        ------------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                             Charles D. Morgan
                             Acxiom Corporation
                               P.O. Box 2000
                          301 Industrial Boulevard
                        Conway, Arkansas 72033-2000
                         Telephone: (501) 336-1302

                              With a copy to:

                          J. Michael Schell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000

       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                May 26, 1998
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: |_|





                                SCHEDULE 13D

     CUSIP No. 577777 10 5

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     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Acxiom Corporation (71-0581897)

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     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                              (a)  ( )
                                                              (b)  ( )
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     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          BK, WC, OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF                      5,188,657.146 (1)
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                         2,892,895 (1)
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                        5,188,657.146 (1)
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER
                                           2,892,895 (1)
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,081,552.146 (1)
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     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      |_|

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              25.9% (2)
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
          CO
     -----------------------------------------------------------------

---------------------------
     (1) This Schedule 13D is being filed in connection with the proposed merger (the "Merger") of ACX Acquisition Co., Inc., a Delaware Corporation and a wholly owned subsidiary of Acxiom Corporation ("Sub"), a Delaware corporation ("Acxiom"), with and into May & Speh, Inc., a Delaware corporation ("Issuer") pursuant to the Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), among Acxiom, Sub and the Issuer. Pursuant to the Merger Agreement, among other things, the Issuer will become a wholly owned subsidiary of Acxiom. The shares of common stock, par value $0.01 per share (the "Common Stock"), of the Issuer, covered by this report consist of (i) shares of Common Stock that may be purchased by Acxiom Corporation upon exercise of an option (the "Option") granted to Acxiom pursuant to the Stock Option Agreement, dated as of May 26, 1998, between the Issuer and Acxiom (the "Stock Option Agreement") and
(ii) shares of Common Stock that are the subject of one of (x) an Irrevocable Proxy, dated as of May 26, 1998, between Acxiom and Lawrence J. Speh (the "LJS Proxy"), (y) an Irrevocable Proxy, dated as of May 26, 1998, between Acxiom and Albert J. Speh, Jr. (together with Lawrence J. Speh, the "Spehs") (the "AJS Proxy," and, together with the LJS Proxy, the "Speh Proxies"), and (z) Irrevocable Proxies, dated as of June 1, 1998, between Acxiom and the trusts named therein of which Lawrence J. Speh is the trustee (the "LJS Trusts") and between Acxiom and the trusts named therein of which Albert J. Speh, Jr. is the trustee (the "AJS Trusts," and, together with the LJS Trusts, the "Trusts") (collectively, the "Trust Proxies," and, together with the Speh Proxies, the "Proxies"), all as further described in Items 3 and 4 of this report. The Trusts and the Spehs are sometimes collectively referred to herein as the "Issuer Stockholders."

      Prior to the exercise of the Option, Acxiom is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by the Option. The number of shares of Common Stock that may be purchased by Acxiom under the Option, initially equals 5,188,657.146 shares, subject to adjustment in certain circumstances. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, Acxiom expressly disclaims beneficial ownership of the shares of Common Stock which may be purchased by Acxiom upon exercise of the Option.

      Pursuant to the terms of the Proxies, each of the Issuer Stockholders has granted Acxiom an irrevocable proxy to vote all of the shares of Common Stock owned of record by such Issuer Stockholder in favor of any proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. If the power granted under such proxies is unexercisable for any reason, each of the Issuer Stockholders has agreed to vote the shares of Common Stock subject to the Proxies in favor of any proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. Other than as described herein, Acxiom is not entitled to any other rights as a stockholder of the Issuer as to the shares of Common Stock subject to the Proxies. Each of the Proxies will terminate upon the earlier of (i) the effectiveness of the Merger, (ii) the termination of the Merger Agreement, and (iii) notice of termination by Acxiom. The LJS Proxy initially relates to 70,000 shares of Common Stock owned of record by Lawrence J. Speh, the AJS Proxy initially relates to 808,801 shares of Common Stock owned of record by Albert J. Speh, Jr., and the Trust Proxies initially relate to an aggregate of 2,014,094 shares of Common Stock, which consists of (a) 1,751,090 shares of Common Stock beneficially owned by Lawrence J. Speh and owned of record by the LJS Trusts and (b) 263,004 shares of Common Stock beneficially owned by Albert J. Speh, Jr. and owned of record by the AJS Trusts. Each of the Proxies provides that any shares of Common Stock granted upon the exercise of any stock options by the Issuer Stockholders during the term of the Proxies shall also be subject to the proxy granted thereunder. Other than with respect to the exercise of the proxies described above to vote all of the shares of Common Stock owned by the Issuer Stockholders in favor of any proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, Acxiom expressly disclaims beneficial ownership of the shares of Common Stock that are subject to the Proxies.

      The number of shares of Common Stock indicated (i) as to which Acxiom may be deemed to possess sole voting power and sole dispositive power (consisting of the shares of Common Stock subject to the Option) represents approximately 16.6%, and (ii) as to which Acxiom may be deemed to possess shared voting power and shared dispositive power (consisting of the shares subject to the Proxies) represents approximately 9.3%, in each case, of the total outstanding shares of Common Stock of the Issuer as of May 26, 1998 (based on the number of Shares outstanding on the date of the Merger Agreement, as represented by the Issuer in the Merger Agreement), after giving effect to the exercise of the Option as described herein.

      (2) Adjusted to reflect the issuance by the Issuer of 5,188,657.146 shares of Common Stock upon exercise of the Option as described herein.



Item 1.  Security and Issuer

            This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock," an individual share of which is a "Share"), of May & Speh, Inc., a Delaware Corporation (the "Issuer"). The principal offices of the Issuer are located at 1501 Opus Place, Downers Grove, Illinois 60515.


Item 2.  Identity and Background

            This Schedule 13D is filed by Acxiom Corporation, a Delaware corporation ("Acxiom"). Acxiom is in the business of data delivery and information integration and management for customers in the United States and the United Kingdom, and, to a lesser extent, Europe and Malaysia. Acxiom is one of the leading providers of computer-based marketing information services and marketing data. Acxiom offers a broad range of services and data to direct marketers and to other businesses which utilize direct marketing techniques such as direct mail advertising, database marketing and mining of data warehouses. For some of its major customers, Acxiom provides assistance in the form of information/database management, data center management and/or the provision of data, the primary purpose of which may be for activities other than direct marketing. Acxiom's headquarters are located at 301 Industrial Boulevard, Conway, Arkansas 72033.

            Except as set forth below, during the last five years, neither Acxiom nor, to the knowledge of Acxiom, any executive officer or director of Acxiom has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violation with respect to such laws.

            Certain information concerning the directors and executive officers of Acxiom is set forth in Schedule A to this Schedule 13D and is incorporated herein by reference.


Item 3.  Source and Amount of Funds or Other Consideration

           This statement relates to (i) an option granted to Acxiom by the Issuer to purchase shares of Common Stock from the Issuer as described in this Item 3 and Item 4 below (the "Option") and (ii) Irrevocable Proxies (the "Proxies") granted to Acxiom by each of (w) Lawrence J. Speh, (x) Albert J. Speh, Jr. (together with Lawrence J. Speh, the "Spehs"), (y) certain trusts of which Lawrence J. Speh is the trustee (the "LJS Trusts") and (z) certain trusts of which Albert J. Speh, Jr, is the trustee (the "AJS Trusts," and, together with the LJS Trusts, the "Trusts") with respect to shares of Common Stock owned of record by the Issuer Stockholders (as defined) as described in this Item 3 and Item 4 below. The Trusts and the Spehs are sometimes collectively referred to herein as the "Issuer Stockholders."

      The Option entitles Acxiom to purchase up to 5,188,657.146 Shares (as adjusted in accordance with the terms of the Stock Option Agreement, the "Option Shares") under the circumstances specified in the Stock Option Agreement, dated as of May 26, 1998, between Acxiom and the Issuer (the "Stock Option Agreement"), and as described in Item 4 below for a purchase price of $14.96 per Share (as adjusted in accordance with the terms of the Stock Option Agreement, the "Purchase Price"). Reference is made to the Stock Option Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference, for the full text of its terms, including the conditions upon which it may be exercised.

            Pursuant to the Proxies, each of the Issuer Stockholders granted to Acxiom an irrevocable proxy to vote all of the shares of Common Stock owned of record by such Issuer Stockholder in favor of any proposal to approve and adopt the Merger Agreement (as defined below) and the transactions contemplated thereby under the circumstances described in, as applicable, (x) an Irrevocable Proxy, dated as of May 26, 1998, between Acxiom and Lawrence J. Speh (the "LJS Proxy"), (y) an Irrevocable Proxy, dated as of May 26, 1998, between Acxiom and Albert J. Speh, Jr. (the "AJS Proxy," and, together with the LJS Proxy, the "Speh Proxies"), and (z) Irrevocable Proxies, dated as of June 1, 1998, between Acxiom and the LJS Trusts (the "LJS Trust Proxy") and between Acxiom and the AJS Trusts (the "AJS Trust Proxy," and, together with the LJS Trust Proxy, the "Trust Proxies") and as described in this Item 3 and Item 4 below. The Trust Proxies and the Speh Proxies are sometimes collectively referred to herein as the "Proxies". If the power granted under such proxies is unexercisable for any reason, each of the Issuer Stockholders has agreed to vote the shares of Common Stock subject to the Proxies in favor of any proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. Reference is made to the LJS Proxy, the AJS Proxy, the LJS Trust Proxy and the AJS Trust Proxy, copies of which are filed as Exhibits 2, 3, 4 and 5 hereto, respectively, and are incorporated herein by reference. Each of the Proxies will terminate upon the earlier of (i) the effectiveness of the Merger, (ii) the termination of the Merger Agreement, and (iii) notice of termination by Acxiom. The LJS Proxy initially relates to 70,000 shares of Common Stock owned of record by Lawrence J. Speh, the AJS Proxy initially relates to 808,801 shares of Common Stock owned of record by Albert J. Speh, Jr., and the Trust Proxies initially relate to an aggregate of 2,014,094 shares of Common Stock, which consists of (a) 1,751,090 shares of Common Stock beneficially owned by Lawrence J. Speh and owned of record by the LJS Trusts and (b) 263,004 shares of Common Stock beneficially owned by Albert J. Speh, Jr. and owned of record by the AJS Trusts. Each of the Proxies provides that any shares of Common Stock granted upon the exercise of any stock options by the Issuer Stockholders during the term of the Proxies shall be subject to the proxy granted thereunder.

            As set forth in the Stock Option Agreement and the Proxies, as applicable, the Option was granted by the Issuer and the Proxies were granted by the Issuer Stockholders as a condition and inducement to Acxiom's willingness to enter into the Agreement and Plan of Merger, dated as of May 26, 1998 among Acxiom, ACX Acquisition Co., Inc., a Delaware Corporation and a wholly owned subsidiary of Acxiom ("Sub") and the Issuer (the "Merger Agreement"). A copy of the Merger Agreement is filed as
Exhibit 6 hereto and is incorporated herein by reference. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of Acxiom and the Issuer), Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation, and each issued and outstanding share of Common Stock, will be converted into the right to receive .80 of a share of common stock, par value $0.10 per share ("Acxiom Common Stock"), of Acxiom. Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of Acxiom. If the Merger is consummated in accordance with the terms of the Merger Agreement, the Option will not be exercised and the Proxies will terminate in accordance with the terms thereof. No monetary consideration was paid by Acxiom to the Issuer for the Option or to the Issuer Stockholders for the Proxies.

            If Acxiom elects to exercise the Option, it currently anticipates that the funds necessary to pay the Purchase Price will be generated by a combination of available working capital, bank or other borrowings and/or the sale, in whole or in part, of Option Shares following such exercise.

            The information in Items 4, 5 and 6 of this report is incorporated by reference in this Item 3.


Item 4.  Purpose of Transaction

            As stated above, the Option and the Proxies were granted to Acxiom in connection with the execution of the Merger Agreement.

            As an inducement to the Issuer to enter into the Merger Agreement, Acxiom granted to the Issuer a reciprocal option (the "Reciprocal Option") to purchase up to 19.9% of the outstanding shares of Acxiom Common Stock under the circumstances specified in the Stock Option Agreement, dated as of May 26, 1998, between Acxiom, as issuer, and the Issuer, as grantee, for a purchase price of $23.55 per share (the "Acxiom Stock Option Agreement"), a copy of which is filed as
Exhibit 7 hereto and is incorporated herein by reference. In addition, as an inducement to the Issuer to enter into the Merger Agreement, Charles D. Morgan, the Chairman of the Board and President and a stockholder of Acxiom, granted to the Issuer an irrevocable proxy to vote 4,112,425 shares of Acxiom Common Stock owned beneficially and of record by him in favor of any proposal to approve the issuance of the shares of Acxiom Common Stock pursuant to the Merger Agreement and the transactions contemplated thereby, pursuant to the terms of an Irrevocable Proxy, dated as of May 26, 1998, between the Issuer and Charles D. Morgan (the "CDM Proxy"), a copy of which is filed as Exhibit 8 hereto and is incorporated herein by reference. The Pritzker Foundation granted to the Issuer an irrevocable proxy to vote 3,921,000 shares of Acxiom Common Stock owned beneficially and of record by it in favor of any proposal to approve the issuance of the shares of Acxiom Common Stock pursuant to the Merger Agreement and the transactions contemplated thereby, pursuant to the terms of an Irrevocable Proxy, dated as of June 1, 1998, between the Issuer and Pritzker Foundation (the "Pritzker Foundation Proxy"), a copy of which is filed as Exhibit 9 hereto and is incorporated herein by reference. In addition, Trans Union Corporation granted to the Issuer an irrevocable proxy to vote 2,000 shares of Acxiom Common Stock owned beneficially and of record by it in favor of any proposal to approve the issuance of the shares of Acxiom Common Stock pursuant to the Merger Agreement and the transactions contemplated thereby, pursuant to the terms of an Irrevocable Proxy, dated as of June 1, 1998, between the Issuer and Trans Union Corporation (the "Trans Union Proxy"), a copy of which is filed as Exhibit 10 hereto and is incorporated herein by reference. Robert A. Pritzker, a director of Acxiom, granted to the Issuer an irrevocable proxy to vote 2,000 shares of Acxiom Common Stock owned beneficially and of record by him in favor of any proposal to approve the issuance of the shares of Acxiom Common Stock pursuant to the Merger Agreement and the transactions contemplated thereby, pursuant to the terms of an Irrevocable Proxy, dated as of June 1, 1998, between the Issuer and Robert A. Pritzker (the "RAP Proxy"), a copy of which is filed as Exhibit 11 hereto and is incorporated herein by reference.

            The Option shall become exercisable upon the occurrence of certain events set forth in Section 2 of the Stock Option Agreement, none of which has occurred at the time of this filing. The exercise of the Option in all events is subject, among other things, to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Acxiom has the right to cause the Issuer to prepare and file up to two registration statements under the Securities Act of 1933, as amended, in order to permit the sale by Acxiom of any Option Shares purchased under the Option.

            Each of the Proxies contains the agreement of the relevant stockholder that during the term of such Proxies, among other things, such stockholder will not (a) sell, transfer, assign, pledge, hypothecate, cause to be redeemed or otherwise dispose of the Common Stock owned by it, (b) grant any proxy or interest in or with respect to such Common Stock or deposit such shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares, and (c) subject, if applicable, to the stockholder exercising his fiduciary duties as a director of the Issuer, initiate or solicit any inquiries or the making of any proposal with respect to, engage in negotiations concerning, provide any confidential information or data to, or have any discussions with, any person relating to, any acquisition, business combination or purchase of all or any significant portion of the assets of, or any equity interest in (other than the shares subject to the Proxy), the Issuer or any subsidiary thereof.

            Upon consummation of the Merger, pursuant to the terms of the Merger Agreement, (i) the Certificate of Incorporation and ByLaws of Sub as in effect immediately prior to the effectiveness of the Merger shall be the Certificate of Incorporation and By-Laws of the surviving corporation in the Merger, (ii) the directors of Sub immediately prior to the effectiveness of the Merger shall be the directors of the surviving corporation in the Merger, and (iii) the officers of the Issuer immediately prior to the effectiveness of the Merger shall be the officers of the surviving corporation in the Merger. In addition, as a result of the consummation of the Merger, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and application will be made to remove the Common Stock from listing on the National Association of Securities Dealers Automated Quotations National Market System (NASDAQ).

            The descriptions herein of the Stock Option Agreement, the LJS Proxy, the AJS Proxy, the LJS Trust Proxy, the AJS Trust Proxy, the Merger Agreement, the Acxiom Stock Option Agreement, the CDM Proxy, the Pritzker Foundation Proxy, the Trans Union Proxy and the RAP Proxy are qualified in their entirety by reference to such agreements, copies of which are filed hereto as Exhibits 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11, respectively, and which are incorporated herein by reference.

            Other than as described above, Acxiom has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

            The information in Items 3, 5 and 6 of this report is incorporated by reference in this Item 4.


Item 5.  Interest in Securities of the Issuer

            As a result of the issuance of the Option, Acxiom may be deemed to be the beneficial owner of 5,188,657.146 Shares, which would represent approximately 16.6% of the shares of Common Stock outstanding after exercise of the Option (based on the number of Shares outstanding on the date of the execution of the Merger Agreement, as set forth in the Merger Agreement). Upon issuance, Acxiom will have sole voting power and sole dispositive power with respect to such Shares. Nothing herein shall be deemed an admission by Acxiom as to the beneficial ownership of any Shares, and, prior to exercise of the Option, Acxiom expressly disclaims beneficial ownership of all Option Shares.

            As a result of entering into the Proxies, Acxiom may be deemed to be the beneficial owner of 2,892,895 Shares, which would represent approximately 9.3% of the total outstanding shares of Common Stock of the Issuer as of May 26, 1998, including shares of Common Stock issuable upon exercise of the Option, as represented by the Issuer in the Merger Agreement. Subject to the nonalienation provisions contained in the Proxies, each of the Issuer Stockholders has retained the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, and dispositive power with respect to, the shares of Common Stock subject to the Proxies. In addition, other than the grant of an irrevocable proxy by each of the Issuer Stockholders to vote all of the shares of Common Stock subject to the Proxies in favor of any proposal to approve and adopt the Merger Agreement (or if the power granted under such proxy is unexercisable for any reason, the agreement by each of the Issuer Stockholders to vote the Shares subject to the Proxies in favor of any proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby), each of the Issuer Stockholders has retained sole voting power with respect to the Shares of Common Stock subject to the Proxies. Nothing herein shall be deemed an admission by Acxiom as to the beneficial ownership of any shares of Common Stock subject to the Proxies, and Acxiom expressly disclaims beneficial ownership of all shares of Common Stock subject to the Proxies except to the extent otherwise described above.

            Except as described herein, neither Acxiom nor, to the knowledge of Acxiom, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

            The information in Items 3, 4 and 6 of this report is incorporated by reference in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Except for the Merger Agreement, the Stock Option Agreement, the Proxies, the CDM Proxy, the Pritzker Foundation Proxy, the Trans Union Proxy, the RAP Proxy and the Acxiom Stock Option Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

            The information in Items 3, 4 and 5 of this report is incorporated by reference in this Item 6.


Item 7.  Materials to be Filed as Exhibits

            Materials         Description

                  1 Stock Option Agreement, dated as of May 26, 1998, between May & Speh, Inc., as Issuer, and Acxiom Corporation, as
                              Grantee.

                  2 Irrevocable Proxy, dated as of May 26, 1998, between Lawrence J. Speh and Acxiom Corporation.

                  3 Irrevocable Proxy, dated as of May 26, 1998, between Albert J. Speh, Jr. and Acxiom Corporation.

                  4 Irrevocable Proxy, dated as of June 1, 1998, between the trusts named therein of which Lawrence J. Speh is the trustee and Acxiom Corporation.

                  5 Irrevocable Proxy, dated as of June 1, 1998, between the trusts named therein of which Albert J. Speh, Jr. is the trustee and Acxiom Corporation.

                  6 Agreement and Plan of Merger, dated as of May 26, 1998, among Acxiom Corporation, ACX Acquisition Co., Inc. and May & Speh, Inc.

                  7 Stock Option Agreement, dated as of May 26, 1998, between Acxiom Corporation, as Issuer, and May & Speh, Inc., as Grantee.

                  8 Irrevocable Proxy, dated as of May 26, 1998, between Charles D. Morgan and May & Speh, Inc.

                  9 Irrevocable Proxy, dated as of June 1, 1998, between Pritzker Foundation and May & Speh, Inc.

                  10 Irrevocable Proxy, dated as of June 1, 1998, between Trans Union Corporation and May & Speh, Inc.

                  11 Irrevocable Proxy, dated as of June 1, 1998, between Robert A. Pritzker and May & Speh, Inc.




                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

June 4, 1998                        ACXIOM CORPORATION


                                          By:   /s/Catherine L. Hughes
                                                ----------------------------
                                                Name: Catherine L. Hughes
                                                Title: Secretary




                                  Schedule A


            The name, business address and principal occupation of each executive officer and director of Acxiom Corporation are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Acxiom. Each of these persons is a United States citizen, except for Jerry C. D. Ellis who is a citizen of the United Kingdom.



                                      Principal Occupation
Name                                  and Business Address
----                                  ---------------------

Charles D. Morgan*            Chairman of the Board and President


Roger S. Kline*               Treasurer, Chief Operating Officer
                              and Director


James T. Womble*              Division Leader and Director


Paul L. Zaffaroni*            Division Leader


C. Alex Dietz*                Division Leader


Jerry C.D. Ellis**            Division Leader


Robert S. Bloom*              Chief Financial Officer


Robert A. Pritzker            Director

                              President
                              The Marmon Group, Inc.
                              225 West Washington Street
                              Chicago, Illinois 60606

Walter V. Smiley              Director

                              President
                              Smiley Investment Corporation
                              10 Corporate Hill Drive, Suite 260
                              Little Rock, Arkansas 72205

Harry C. Gambill              Director

                              President and COO
                              Trans Union Corporation
                              555 West Adams Street
                              Chicago, Illinois 60661

Dr. Ann H. Die                Director

                              President
                              Hendrix College
                              1600 Washington Avenue
                              Conway, Arkansas 72032

William T. Dillard II         Director

                             President and COO
                             Dillard's, Inc.
                             1600 Cantrell Road
                             Little Rock, Arkansas 72201


-----------------
 * The director's or officer's address is Acxiom Corporation, P.O. Box 2000, 301 Industrial Boulevard, Conway, Arkansas 72033-2000.

**    Mr. Ellis' address is Acxiom U.K., Ltd., 60-68 St. Thomas
      Street, Beckett House, London, England SE1 3Q4.


                               EXHIBIT INDEX


Exhibit                                                           Page in
  No.                                                           Sequential
                                                                 Numbering
                                                                  System


1 Stock Option Agreement, dated as of May 26, 1998, between May & Speh, Inc., as Issuer, and Acxiom
      Corporation, as Grantee.

2     Irrevocable Proxy, dated as of May 26, 1998, between
      Lawrence J. Speh and Acxiom Corporation.

3     Irrevocable  Proxy, dated as of May 26, 1998, between
      Albert J. Speh, Jr. and Acxiom Corporation.

4 Irrevocable Proxy, dated as of June 1, 1998, between the trusts named therein of which Lawrence J.
      Speh is the trustee and Acxiom Corporation.

5 Irrevocable Proxy, dated as of June 1, 1998, between the trusts named therein of which Albert J. Speh, Jr.
      is the trustee and Acxiom Corporation.

6 Agreement and Plan of Merger, dated as of May 26, 1998, among Acxiom Corporation, ACX Acquisition Co.,
      Inc. and May & Speh, Inc.

7 Stock Option Agreement, dated as of May 26, 1998, between Acxiom Corporation, as Issuer, and May &
      Speh, Inc., as Grantee.

8 Irrevocable Proxy, dated as of May 26, 1998, between Charles D. Morgan and May & Speh, Inc.

9 Irrevocable Proxy, dated as of June 1, 1998, between Pritzker Foundation and May & Speh, Inc.

10 Irrevocable Proxy, dated as of June 1, 1998, between Trans Union Corporation and May & Speh,
      Inc.

11 Irrevocable Proxy, dated as of June 1, 1998, between Robert A. Pritzker and May & Speh, Inc.